EXHIBIT 1
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FOR IMMEDIATE RELEASE                                           19 January 2004

                              WPP GROUP PLC ("WPP")

                             Notification of Results

WPP will be announcing its preliminary results for the year ended 31 December 2003 on Friday 27 February 2004.


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